Peak to Implement Digital Contract Signing Capabilities on Its Platforms through Partnership with Qiyuesuo "Contract Lock"

Montreal, Quebec--(Newsfile Corp. - March 9, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that is has signed an agreement with Qiyuesuo, China's leading digital document signing service provider, that will allow members of its Lending Hub ecosystem to digitally sign legally binding agreements with one another.

Ever since its re-launch late in the third quarter of 2020, Peak's Gold River platform has seen an increasing amount of activity. The platform has become particularly popular with supply-chain businesses, from restaurants and retailers to factories and raw material suppliers, serving as a gateway to the Lending Hub where orders they place through Gold River can qualify for financing from the Hub's financial institution partners. In some cases, the purchase orders are tied to contracts, which until now had to be executed offline or outside of the Gold River/Lending Hub ecosystem between the clients and suppliers. Given that contracts must bear a corporate seal in order to be legally binding in China, physical distance alone can sometimes make it difficult to do business. Case in point: Peak announced the arrival of China's 2nd largest steel supplier, Xingcheng Special Steel Works Ltd. ("XSSW") to its ecosystem in December 2020 but XSSW's need for legally binding contracts has thus far limited its activity on the Gold River and Lending Hub. The announced partnership aims to remove that barrier to allow businesses typically involved in large value transactions to freely transact with one another within the Hub.

Qiyuesuo (https://www.qiyuesuo.com/) or "Contract Lock" is used by some of China's most prominent web platforms including search engine giant Baidu and Ant Financial. Any contract signed with Contract Lock has an independent and complete digital audit record, in line with judicial evidence collection records, complies with the "Contract Law of the People's Republic of China", "The Electronic Commerce Law of the People's Republic of China", "The Electronic Signature Law of the People's Republic of China" and has the same legal effect as a legally binding paper contract.

"Companies like Qiyuesuo are helping to revolutionize the way business is done in China, contributing to helping move the country to a more digital society and better automated processes, which is in line with Peak's service offering," commented Liang Qiu CEO of Peak China. "Giving raw material suppliers such as steel suppliers or petroleum based product suppliers, who typically deal with average orders worth several million dollars, the ability to enter into legally binding contracts on our platforms opens a whole new world of possibilities for us. This should have a significant impact on the value of the average size of transactions that take place throughout our ecosystem. With the integration of Contract Lock combined with everything else that our ecosystem already offers, including the upcoming implementation of our payment processing and fund transfer services, we're truly on the verge of building an all-encompassing B2B ecosystem promoting transaction efficiency predicated on data, analytics and AI."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

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